                                                                   EXHIBIT 12(a)

       EXHIBIT (12)(a)  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          ($ in millions) (unaudited)

                                                     Nine Months Ended    Year Ended
                                                       September 30      December 31
                                                      1994       1993        1993
                                                      ----       ----        ----
Income (loss) before income taxes
  and minority interest                              $ 307      $ 332       $(236)
Less: Equity in income (loss) of 50 percent
  or less owned affiliates                              (2)        (6)         (7)
Add: Fixed charges excluding capitalized interest      161        184         253
                                                     -----      -----       -----
Earnings as adjusted                                 $ 470      $ 522       $  24
                                                     =====      =====       =====

Fixed charges:
  Interest expense                                   $ 135      $ 157       $ 217
  Rental expense                                        26         27          36
  Capitalized interest                                   -          2           3
                                                     -----      -----       -----
Total fixed charges                                  $ 161      $ 186       $ 256
                                                     =====      =====       =====
Ratio of earnings to fixed charges                    2.92x      2.81x        (b)
                                                     =====      =====       =====


(b) Additional income before income taxes and minority interest of $232 million would be necessary to attain a ratio of earnings to fixed charges of 1.00x for the year ended December 31, 1993.





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